

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 9, 2009

Mr. Samuel Yik
Chief Financial Officer
Kobex Minerals Inc. (f/k/a IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8

     Re: Kobex Minerals Inc. (f/k/a IMA Exploration Inc.)
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed April 8, 2009
              Response Letter Dated December 1, 2009
              File No. 001-32558

Dear Mr. Yik:

     We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

                        Sincerely,

                        Christopher J. White
                        Branch Chief